ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

November 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Cara Wirth

Re:	ALE Group Holding Ltd Amendment No. 3 to Registration Statement on Form F-1 Filed September 28, 2020 File No. 333-239225

Dear Ms. Wirth:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 8, 2020 regarding our Amendment No. 3 to Registration Statement on Form F-1 filed on September 28, 2020. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Amendment No. 3 to Registration Statement on Form F-1 filed September 28, 2020

Note 5: Accounts Receivable, net, page F-20

1.	We note in your response to prior comment 4 that you state it is probable you will collect substantially all of the consideration to which you would be entitled for services rendered. We also note that as of March 31, 2020, over 40% of your outstanding accounts receivable balance has been reserved in the allowance for doubtful accounts. In light of the above, please tell us:

●	the percentage of revenue generated in each of the years ended March 31, 2020 and March 31, 2019 that has been collected;
●	the period the collection was received;
●	the percentage of revenue generated in the years ended March 31, 2020 and March 31, 2019 that was deemed uncollectible; and
●	the period the uncollectible amounts were written off.

Response: The Company respectfully acknowledges the Staff’s comment and hereby provides the following information. For analytical purpose, we adopted the rate of US$1.00=HKD7.75 for the following presentation.

Approximately 95% or HKD4,406,679 (US$568,604) of the total revenue, HKD4,638,139 (US$598,470), generated during the year ended March 31, 2019 was collected between late April 2017 and early September 2020. Some of our clients who engaged us for company secretarial services prepaid us in April or May 2017 for services received from May or June 2017 through April or May 2018. The last two months of the service periods were included in the fiscal year ended March 31, 2019. Out of the total collection, HKD4,406,679 (US$568,604) approximately 84% or HKD3,704,879 (US$478,049) was received by the end of the fiscal year ended March 31, 2019, and the remaining 16% or HKD701,800 (US$90,555) was received subsequently after the fiscal year ended March 31, 2019.

Approximately 94% or HKD7,581,721 (US$978,287) of the total revenue, HKD8,068,720 (US$1,040,951), generated during the year ended March 31, 2020 was collected between mid-April 2018 and the end of September 2020. Some of our clients who engaged us for company secretarial services prepaid us in April or May 2018 for services received from May or June 2018 through April or May 2019. The last two months of the service periods were included in the fiscal year ended March 31, 2020. Out of the total collection, HKD7,581,721 (US$978,287), approximately 66% or HKD4,989,761 (US$643,840) was received by the end of the fiscal year ended March 31, 2020 and the remaining 34% or HKD2,591,960 (US$334,446) was received subsequently after the fiscal year ended March 31, 2020.

Approximately 4% or HKD190,401 (US$24,568) of the total revenue generated in the year ended March 31, 2019 was deemed uncollectible. They were written off in December 2019. We expected the remaining outstanding amount, HKD41,059 (US$5,298), to be settled by our clients by the end of December 2020. The settlements received for the outstanding balances will be applied to and offset the corresponding accounts receivable balances.

Approximately 5% or HKD391,984 (US$50,579) of the total revenue generated in the year ended March 31, 2020 was deemed uncollectible. They were written off in December 2019. We expected the remaining outstanding amount, HKD95,015 (US$12,260), to be settled by our clients by the end of December 2020. The settlements received for the outstanding balances will be applied to and offset the corresponding accounts receivable balances.

2.	We note per your response to prior comment 4 that the company received payments for 69% of the outstanding balance overdue from 183 days to 273 days and 71% of the outstanding balance overdue from 274 days to 364 days. Please tell us whether you expect to receive the remaining amounts owed. Additionally, tell us whether you continue to provide services to these customers, and to other customers who have overdue outstanding balances.

Response: The Company respectfully acknowledges the Staff’s comment and hereby provides the following information. For analytical purpose, we adopted the rate of US$1.00=HKD7.75 for the following presentation.

As of the date hereof, our overall outstanding receivable balance is reduced to approximately HKD357,000 (US$46,065) or 11% of our gross accounts receivable as of March 31, 2020, HKD3,248,120 (US$419,112), due to subsequent collections up to the end of September 2020. We expect to receive the remaining outstanding receivable balances from our customers. In general, we do not continue to provide services to those customers who have their overdue outstanding balances over 364 days. For the customers with outstanding balance overdue within 364 days, we assess individually and stop providing services for those customers with outstanding balances that we deem uncollectible.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Poon Tak Ching Anthony
Poon Tak Ching Anthony CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC